SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 12, 2012

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time:
IMMEDIATE

Date:
12 December 2012

Number:
28/12

BHP BILLITON TO SELL INTEREST IN EAST AND WEST BROWSE JOINT VENTURES

BHP Billiton has signed a definitive agreement with PetroChina International Investment (Australia) Pty Ltd to sell its 8.33 per cent interest in the East Browse Joint Venture and 20 per cent interest in the West Browse Joint Venture, located offshore Western Australia, for a cash consideration of US$1.63 billion. The transaction is subject to regulatory approval and other customary conditions. Completion is expected in the first half of calendar year 2013.

BHP Billiton Chief Executive Petroleum, J Michael Yeager, said: “This is an excellent opportunity for both companies. PetroChina has acquired an interest in a world class gas resource and BHP Billiton has exited a non-strategic asset.”

The Browse Joint Venture participants hold a right to offer to match the transaction with respect to BHP Billiton’s interests in the East and West Browse Joint Ventures and have a customary period to consider whether to make an offer to match.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

About PetroChina:
PetroChina Company Limited is China’s largest oil and gas producer and distributor, playing a leading role in the oil and gas industry in that country. It is also one of the largest oil companies in the world. It is listed on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited and on the Shanghai Stock Exchange.

Media Relations

Australia

Antonios Papaspiropoulos
Tel: +61 3 9609 3830
Mobile: +61 477 325 803
email: Antonios.Papaspiropoulos@bhpbilliton.com

Fiona Hadley
Tel: +61 3 9609 2211
Mobile: +61 427 777 908
email: Fiona.Hadley@bhpbilliton.com

Eleanor Nichols
Tel: +61 3 9609 2360
Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com

United Kingdom

Ruban Yogarajah
Tel: +44 20 7802 4033
Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Americas

Jaryl Strong
Tel: +1 713 499 5548
Mobile: +1 281 222 6627
email: Jaryl.Strong@bhpbilliton.com

Investor Relations

Australia

James Agar
Tel: +61 3 9609 2222
Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Andrew Gunn
Tel: +61 3 9609 3575
Mobile: +61 439 558 454
email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Tara Dines
Tel : +44 20 7802 7113
Mobile : +44 7825 342 232
Email : Tara.Dines@bhpbilliton.com

Americas

Brendan Harris
Tel: +44 20 7802 4131
Mobile: +44 7990 527 726
email: Brendan.Harris@bhpbilliton.com

Matt Chism
Tel: +1 71 359 96158
Mobile: +1 281 782 2238
email: Matt.E.Chism@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : December 12, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary